Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

The following is the text of an e-mail sent on May 27, 2010 by the Chief Executive Officer of Symyx Technologies, Inc. to the employees of Symyx Technologies, Inc:

Symyx Bulletin

In our continuing efforts to provide frequent updates about the merger approval process and integration planning activities I want to give you an update on a number of recent events.

As disclosed in our public filings around the merger with Accelrys, during the past weeks we received offers from third parties expressing interest in buying Symyx Technologies for cash.  These prior offers were deemed inadequate by the Symyx Board.   This week, we received a revised offer from one of these third party bidders, which the Symyx Board reviewed yesterday.   As we describe more fully in a public filing today, our board concluded the revised offer is not superior to the merger but that it does meet the threshold which justifies engagement with this third party.  Symyx management and our Board will review this revised offer with the third party under the “rules of the road” set out by the merger agreement with Accelrys, and in compliance with our fiduciary responsibilities to our shareholders.

I wanted you to be aware of these developments and to know that, to date, they do not mean that our preparation for the proposed integration between Symyx and Accelrys changes.  We are scheduled to have our shareholder vote on June 30th, and it is important for us to maintain our focus on the integration and planning activities for the planned combination of Symyx and Accelrys.   Since my last communication the integration teams have made great progress in preparing for the upcoming merger in the event it occurs.  Today, and again on Friday June 4th, the integration teams will be meeting in Sunnyvale to go over post-closing go-to-market strategy, organization design work, budgets and potential synergies savings as a combined company. For those of you who have been involved in this work I commend you for your efforts and critical analysis that will help set up the combined companies for success.

I expect to send a summary of our progress on integration and planning activities after the Friday, June 4th review.

Please remember all information in these updates should be considered for INTERNAL use only.

Independent of the merger activities, our company continues to make important strides in product development and against go-to-market objectives.  Our recent Symyx Symposium was a huge success – the best ever in my opinion.  These achievements merit their own communication forum so we will discuss them separately after the second quarter has closed.

Thank you for the results, effort, and commitment to our company and stay tuned for additional updates.

Sincerely,

Isy Goldwasser

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed transaction, Accelrys has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by directing a request when such a filing is made to Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA 95051, Attention: Corporate Secretary.  Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov. Accelrys, Symyx and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Accelrys is also included in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.